Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 18 DATED JULY 1, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 18, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on December 21, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

AP98 Controlled Subsidiary – Conroe, TX

On December 15, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, AP98 (the “AP98 Controlled Subsidiary”), for an initial purchase price of approximately $31,750,000, which was the initial stated value of our equity interest in the AP98 Controlled Subsidiary (the “AP98 Investment”). The AP98 Controlled Subsidiary used the proceeds from the AP98 Investment to close on the acquisition of a residential subdivision consisting of 124 homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX. Details of this acquisition can be found here.

On June 25, 2021, the AP98 Controlled Subsidiary secured senior financing through a $17,500,000 loan from KeyBank (the “AP98 Senior Loan”). The AP98 Senior Loan features a 1-year term and 1 year interest-only at a floating rate of SOFR + 1.65%. The AP98 Senior Loan features a loan to value ratio, or LTV ratio, of approximately 53.7% based on the third party appraised value of $32,600,000, as of June 2021. The LTV ratio is the amount of the AP98 Senior Loan, divided by the as-is third party appraised value of the AP98 Property. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

Controlled Subsidiary Investment - Decolage Ventures, LLC

On May 15, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Decolage Ventures, LLC (“Pico Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $5,000,000, which is the initial stated value of our equity interest in the Pico Controlled Subsidiary (“Pico Investment”). The Pico Controlled Subsidiary used the proceeds from the Pico Investment to develop a single mixed-use property totaling 51 units and 3,350 square feet of retail located at 3063 West Pico Boulevard, Los Angeles, CA 90006 (the “Pico Property''). Details of this acquisition can be found here.

On June 25, 2021, the Pico Controlled Subsidiary redeemed the Pico Investment in full. The Pico Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Pico Investment through the sale of the Pico Property. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 12.25%.